VIA EDGAR AS CORRESPONDENCE

September 9, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton and Andrew Blume
Division of Corporation Finance
Office of Manufacturing

RE:	Vinco Ventures, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed April 15, 2022
File No. 001-38448

Dear Ms. Singleton and Mr. Blume:

On behalf of Vinco Ventures, Inc. (the “Company”), I am providing this letter in connection with the comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance, Office of Manufacturing (the “Staff”), by letter dated August 15, 2022 (the “Comment Letter”) with respect to the Company’s above-referenced filing. For ease of reference, we have reproduced your comments in italics below, with our responses in plain font.

We note your disclosure on page 5 that your wholly-owned subsidiary EVNT Platform LLC, dba Emmersive Entertainment (“EVNT”), offers a streaming music Non-Fungible Token (“NFT”) platform that generates revenue “from the development of custom, digital artwork and digital music that is sold in the form of non-fungible tokens through a thirdparty marketplace.” We also note your disclosure on page 87 that your asset acquisition from Emmersive Entertainment, Inc. included “digital assets.” Please address the following comments related to your digital assets:

● Tell us and disclose your accounting policies related to digital assets, including NFT’s. Ensure your response addresses, but is not necessarily limited to, the specific nature of the digital assets recorded on your balance sheet, how you record digital assets upon initial recognition, how you account for them after initial recognition, and your revenue recognition policies. Cite the specific authoritative accounting guidance you relied upon in determining your accounting treatment.

The assets the Company acquired from Emmersive Entertainment included approximately $7.5 million of intangible assets, including the digital assets platform classified as developed technology for the platform that Emmersive was developing to allow creators—including musicians, artists, and celebrities—to market, and then monetize, their original content. In the asset purchase, the Company did receive proof of concept digital assets that had no salable value. The Emmersive business does not include the ownership and sale of any of these NFTs, but rather is based on earning a commission for the sale of digital assets on its platform. As a result, the Company does not have digital assets that it would consider a financial asset. The Company notes that the use of the term digital assets in its discussions about the assets acquired from Emmersive will be clarified as a digital assets platform that is classified as developed technology, which is an intangible asset. The Company follows the guidance of ASC 350 for intangible assets. We record intangible assets based on their estimated fair value on the date of acquisition. Intangible assets include the cost of developed technology, customer relationships, trademarks and identifiable media and influencer platforms. Intangible assets are amortized utilizing the straight-line method over their remaining economic useful lives.

Revenue Recognition

Generally, the Company considers all revenues as arising from contracts with customers.

Revenue is recognized based on the five-step process outlined in ASC 606:

Step 1 – Identify the Contract with the Customer – A contract exists when (a) the parties to the contract have approved the contract and are committed to perform their respective obligations, (b) the entity can identify each party’s rights regarding the goods or services to be transferred, (c) the entity can identify the payment terms for the goods or services to be transferred, (d) the contract has commercial substance and it is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Step 2 – Identify Performance Obligations in the Contract – Upon execution of a contract, the Company identifies as performance obligations each promise to transfer to the customer either (a) goods or services that are distinct or (b) a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer. To the extent a contract includes multiple promised goods or services, the Company must apply judgement to determine whether the goods or services are capable of being distinct within the context of the contract. If these criteria are not met, the goods or services are accounted for as a combined performance obligation.

Step 3 – Determine the Transaction Price – When (or as) a performance obligation is satisfied, the Company shall recognize as revenue the amount of the transaction price that is allocated to the performance obligation. The contract terms are used to determine the transaction price. Generally, all contracts include fixed consideration. If a contract did include variable consideration, the Company would determine the amount of variable consideration that should be included in the transaction price based on expected value method. Variable consideration would be included in the transaction price, if in the Company’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract would not occur.

Step 4 – Allocate the Transaction Price – After the transaction price has been determined, the next step is to allocate the transaction price to each performance obligation in the contract. If the contract only has one performance obligation, the entire transaction price will be applied to that obligation. If the contract has multiple performance obligations, the transaction price is allocated to the performance obligations based on the relative standalone selling price (SSP) at contract inception.

Step 5 – Satisfaction of the Performance Obligations (and Recognize Revenue) – Revenue is recognized when (or as) goods or services are transferred to a customer. The Company satisfies each of its performance obligations by transferring control of the promised good or service underlying that performance obligation to the customer. Control is the ability to direct the use of and obtain substantially all the remaining benefits from an asset. It includes the ability to prevent other entities from directing the use of and obtaining the benefits from an asset. Indicators that control has passed to the customer include: a present obligation to pay; physical possession of the asset; legal title; risks and rewards of ownership; and acceptance of the asset(s). Performance obligations can be satisfied at a point in time or over time.

● Quantify the impact of all digital assets, including NFT’s, on your financial statements. Ensure that you quantify all related assets and liabilities on your balance sheet and all related revenues, cost of revenues, and other impacts on your statements of operations. Provide us with and disclose a rollforward of each material holding of digital assets included on your balance sheet.

In 2021, the Company generated approximately $216,000 of revenue from its NFT business, which was 2.2% of total revenue. The cost of sales for its NFT business were approximately $408,000, which was 5.6% of total costs of sales. As of December 31, 2021, the Company did not determine any of the intangible assets acquired from Emmersive as a digital asset, but rather as an intangible asset classified as developed technology, which was approximately $6,985,000 or 1.7% of total assets. These amounts were considered immaterial to the December 31, 2021 financial statements. Furthermore, the Company is evaluating the Emmersive business and how it fits into its current business plans; any impact to the operations of the Company as a result of the decision are expected to be minimal.

● Explain to us in sufficient detail how your NFT platform operates. In doing so, describe the services and/or products you offer to customers, the parties involved, and key contractual terms. Considering providing illustrative examples to facilitate our understanding.

The current operations on the NFT platform are focused on delivering the product to the customer. Leveraging our agreement with Curios, Inc., a third-party service provider that delivers a white label NFT marketplace platform in a platform as a service model, the platform provides a way for consumers who purchase a token on E-NFT.com to enjoy the digital content their token provides them the right to access. Additionally, through our agreement with Curios, we provide the consumer a peer-to-peer resale marketplace that allows them to sell and/or purchase NFT content through the Emmersive platform.

A typical transaction works as follows:

1.	All parties (primarily, the artist and Emmersive) execute a contract which defines, among other things:

a.	The work(s)/original content to be “unlocked” by the token, sometimes referred to as a collection (e.g., a music album)

i.	In all cases, the artist grants license to use the original content, but maintains ownership; Emmersive does not own the content

b.	The number of tokens to be minted

c.	The retail price of each token

d.	The date and time on which the token(s) will be offered for sale (i.e., the “drop” date), and the end of sale date (the date after which a customer is no longer able to purchase the token directly from Emmersive)

e.	The net sales proceeds split

2.	Curios creates the collection, which includes all unlockable content, and mints the agreed upon number of tokens on behalf of Emmersive

3.	On the “drop” date, the tokens are offered for sale on E-NFT.com

4.	After the end of sale date, or until the token supply is depleted to zero, the marketplace for the collection is made available

a.	Within the marketplace, token holders are permitted to list individual tokens for sale

Revenue for a typical marketplace transaction is as follows:

Net proceeds to Emmersive are 19% of the sale price.

●	5% platform fee collected from the buyer
●	15% commission collected from the seller

Buyer			Seller
Purchase Price		$25.00	Sale Price	$25.00
Platform Fee	$	+1.25	Commission	$-3.75
Credit Card Fee	$	+1.42
Buyer Pays:		$27.67	Seller Nets:	$21.25

The sum of the platform fee and the commission in this example is $5.00 (20% of $25). The Company pays a 1.0% commission on the sale price ($1.00) to Curios, which brings net proceeds to $4.75 (19.0% of $25).

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the staff’s questions, but please contact the undersigned, if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Philip Jones
Philip Jones
Chief Financial Officer